Form 11-K

                                UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (Fee Required)

                For the fiscal year ended February 1, 2002

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

                  For the transition period from          to

                         Commission file number  1-7898


A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

                  Lowe's 401(k) Plan
                  (Formerly Lowe's Companies Employee Savings and
                  Investment Plan)

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                  Lowe's Companies, Inc.
                  1605 Curtis Bridge Road
                  Wilkesboro, NC  28697

                                Lowe's 401(k) Plan
        (Formerly Lowe's Companies Employee Savings and Investment Plan)
                                    Form 11-K
                                 February 1, 2002


                                 Table of Contents


                                                                      Page No.

Part I   - Exhibit Index                                                  2

Part II  - Financial Information

Cover Page                                                                3

Independent Auditors' Report                                              4

Statements of Net Assets Available For Benefits
as of February 1, 2002 and February 2, 2001                               5

Statements of Changes in Net Assets Available for Benefits
for the Years Ended February 1, 2002 and February 2, 2001                 6

Notes to Financial Statements for the Years Ended
February 1, 2002 and February 2, 2001                                  7-12

Supplemental Schedules as of and for the Year Ended
February 1,2002

Form 5500, Schedule H, Part IV, Line 4i - Schedule
of Assets (Held at End of Year)                                          13

Form 5500, Schedule H, Part IV, Line 4j - Schedule
of Reportable Transactions                                               14

Other Information                                                        15

Independent Auditors' Consent                                            16


Note: The accompanying financial statements have been prepared for the purpose of filing with Department of Labor's Form 5500. Supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

                                Lowe's 401(k) Plan
        (Formerly Lowe's Companies Employee Savings and Investment Plan)


                                  Exhibit Index

                   Form 11-K for the Year Ended February 1, 2002




Exhibit No.    Description of Exhibit                            Page No.

    1.         Consent of Deloitte & Touche LLP,
               Independent Auditors                                 16

______________________________________________________________________________

                            LOWE'S  401(k) PLAN
     (FORMERLY LOWE'S COMPANIES  EMPLOYEE SAVINGS AND INVESTMENT PLAN)

        Financial Statements as of and for the Years Ended
        February 1, 2002 and February 2, 2001, Supplemental Schedules for the Year Ended February 1, 2002, and Independent Auditors' Report

______________________________________________________________________________

INDEPENDENT AUDITORS' REPORT

To the Participants and Administrator
of Lowe's 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Lowe's 401(k) Plan (the "Plan") as of February 1, 2002 and February 2, 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of February 1, 2002 and February 2, 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Hickory, North Carolina
July 16, 2002

LOWE'S  401(K) PLAN
(FORMERLY LOWE'S COMPANIES EMPLOYEE SAVINGS AND INVESTMENT PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
FEBRUARY 1, 2002 AND FEBRUARY 2, 2001


                                               FEBRUARY 1,       FEBRUARY 2,
                                                 2002                2001
Assets
Investments (Notes 1, 2, 3, 4, 5, and 7):
  Investments, at fair value                 $  372,575,387   $  234,134,964
  Investments, at contract value                 85,056,779       85,596,649
    Total Investments                           457,632,166      319,731,613

Receivables:
Employer's contribution                             617,451          506,343
Participants' contributions                       1,850,624        1,372,094
Accrued interest and dividends                      603,833                -
    Total Receivables                             3,071,908        1,878,437

Total Assets                                    460,704,074      321,610,050



Liabilities - Due to broker for securities
              purchased                           1,258,042                -


Net assets available for benefits            $  459,446,032   $  321,610,050



See accompanying notes to financial statements.

LOWE'S 401(K) PLAN
(FORMERLY LOWE'S COMPANIES EMPLOYEE SAVINGS AND INVESTMENT PLAN)


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED FEBRUARY 1, 2002 AND FEBRUARY 2, 2001


                                                FEBRUARY 1,      FEBRUARY 2,
                                                   2002            2001
Additions:
  Investment income:
    Net appreciation in fair value
      of investments (Notes 2, 3, and 4)     $  107,015,446    $  23,653,417
    Interest                                      5,225,422        5,899,556
    Dividends                                     1,827,774        4,394,265
    Net Investment Income                       114,068,642       33,947,238

  Contributions (Note 1):
    Employer's                                   14,209,048       13,544,552
    Participants'                                48,545,998       41,310,742
Total Contributions                              62,755,046       54,855,294

  Transfer from Eagle Hardware & Garden:
    Retirement Savings Plan (Note 10)                     -       20,821,172
  Transfers from Lowe's Companies Employee
    Stock Ownership Plan (Note 9)                 2,147,280        1,301,476
  Total Transfers                                 2,147,280       22,122,648

Total Additions                                 178,970,968      110,925,180

Deductions:
Benefits paid to participants (Note 1)         (41,132,753)     (43,606,348)
    Investment expenses (Note 7)                    (2,233)          (3,100)

Total Deductions                               (41,134,986)     (43,609,448)


Net increase                                    137,835,982       67,315,732

Net assets available for benefits:
Beginning of year                               321,610,050      254,294,318
End of year                                  $  459,446,032   $  321,610,050




See accompanying notes to financial statements.

LOWE'S 401(k) PLAN
(FORMERLY LOWE'S COMPANIES EMPLOYEE SAVINGS AND INVESTMENT PLAN)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 1, 2002 AND FEBRUARY 2, 2001

1.       DESCRIPTION OF THE PLAN

The following description of the Lowe's 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

Effective August 4, 2001, the name of the Plan was changed from "Lowe's Companies Employee Savings and Investment Plan" to "Lowe's 401(k) Plan."

General: The Plan, adopted effective February 1, 1984, is a defined contribution plan covering substantially all employees of Lowe's
Companies, Inc. and subsidiaries (the "Plan Sponsor") who have completed 90 days of continuous service. The Fiduciary Committee of the Board of Directors controls and manages the operation and administration of the Plan. State Street Bank and Trust Company ("State Street") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Each year, participants may contribute up to 10% of their pretax annual compensation, as defined by the Plan. The minimum weekly contribution for full-time participants is $5 per week and the minimum contribution for part-time participants is $2.50 per week. The first $5 per week contributed is matched by the Plan Sponsor at the rate of 100% and participant contributions in excess of $5 and up to 6% are matched at a rate established by the Plan Sponsor's Board of Directors (25% for the years ended
February 1, 2002 and February 2, 2001).   Contributions are subject to certain
Internal Revenue Code ("IRC") limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts: Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's contribution, and allocations of plan earnings, and charged with allocations of plan losses and investment expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:  All participants are 100% vested in the Plan at all times.

Investments: The twelve investment funds to which participants may direct their contributions include one fixed income fund, three life style funds, two small-cap funds, two mid-cap funds, two large-cap funds, one international fund, and a Lowe's Companies Stock fund. Prior to August 4, 2001, all matching contributions made by the Plan Sponsor were invested in the employer fund which consisted of investment contracts and was not directed by participants. Effective August 4, 2001, trust assets under the Plan attributed to a participant's previously accumulated employer fund balance and future matching contributions, will be invested in the investment funds available under the Plan by the trustee as directed by participants.

Payment of Benefits: On termination of service for any reason, a participant receives a lump-sum amount equal to the value of the participant's vested account.

The Plan allows for in-service withdrawals to participants under age 59-1/2 only in cases of financial hardship and such withdrawals must total at least $1,000 and be approved by the Plan's record keeper or Plan Sponsor. Participants who have attained age 59-1/2 are entitled to a one time in-service withdrawal of all of their accumulated balances.

Plan Year: The plan year coincides with the fiscal year of Lowe's Companies, Inc., which is the 52/53 - week period ending on the Friday closest to January 31 of each year.


2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition: Investments, other than the investment contracts, are stated at fair value. Guaranteed investment contracts are stated at contract value (See Note 5). Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the prior business day. The mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

Payments of Benefits:  Benefits are recorded when paid.

Expenses: As provided by the plan document, administrative expenses (excluding certain investment management expenses) of the Plan are paid by the Plan Sponsor.

3.       INVESTMENTS

The following table presents investments that represent 5 percent or more of the Plan's net assets available for benefits.
                                               February 1,        February 2,
                                                  2002               2001
Met Life Insurance Company
  Annuity Contract #25066, variable rate,
  no maturity (Note 5)                       $  85,056,779     $  22,122,161
Met Life Insurance Company
  Annuity Contract #13028, variable rate,
  no maturity (Note 5)                                     -      63,474,488 *
Fidelity Magellan Fund                          30,644,252        42,545,401
Lowe's Companies, Inc. Common Stock
  6,533,045 and 5,831,560 shares,
  respectively                                 298,560,157       156,985,595


* Nonparticipant-directed. Effective August 4, 2001, there are no nonparticipant-directed funds.


During fiscal years 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value respectively, as follows:

                                                   2001                2000
Mutual Funds                                 $ (10,571,603)      $ (1,817,471)
Common Stock                                    117,587,049         25,470,888
                                             $  107,015,446      $  23,653,417

4.         NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:
                                                 February 1,      February 2,
                                                    2002             2001
Net Assets-
  Annuity contract and receivables           $            -     $  63,980,831


Changes in Net Assets:
  Investment income                          $    2,076,104     $   4,421,010
  Contributions                                   7,008,009        13,544,552
  Benefits paid to participants                 (3,793,145)       (7,407,922)
  Transfers between funds *                    (69,271,799)                 -

                                             $  (63,980,831)    $  10,557,640


*Transfers from the employer fund to the participant-directed funds.

5.        INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has entered into a contract with Metropolitan Life Insurance Company ("MetLife") which maintains the contributions in a general account. The account is credited with earnings on the underlying investments and is charged for participant withdrawals. The contract is fully benefit responsive and therefore is included in the financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract rates range from 6.05% to 8% for the year ended February 1, 2002.



6.         PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.


7.         RELATED PARTY TRANSACTIONS

Certain Plan investments represent funds managed by State Street. State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services totaled $2,233 and $3,100 for the years ended February 1, 2002 and February 2, 2001, respectively.

The Plan provides an investment option, which invests primarily in Lowe's Companies, Inc. common stock. As Lowe's Companies, Inc. is the Plan's sponsor, these transactions qualify as party-in-interest.

8.          TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 13, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Sponsor and the plan administraror believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.


9.          DIVERSIFICATION TRANSFERS

Diversification transfers from the Lowe's Companies Employee Stock Ownership Plan ("ESOP") totaled $2,147,280 and $1,301,476 for the years ended February 1, 2002 and February 2, 2001, respectively. A member of the ESOP who has attained age 50 and completed at least ten years of active participation in the ESOP has the right to elect to have a portion of his or her capital accumulation transferred to the Plan. An election to transfer must be made on the prescribed form and filed with the ESOP committee within the 90-day period immediately following the close of a plan year in the election period.


10.         OVERDRAFT TRANSFERS

State Street Bank is authorized to transfer funds from the respective employee funds in order to avoid overdrafts, which occur when money needs to be transferred out according to participant investment elections. The transfers are invested in the State Street Bank Short-term Fund. Any interest earned is transferred to the respective employee funds.


11.         PLAN MERGER

After the close of business on January 29, 2000, Lowe's Companies, Inc. acquired Eagle Hardware & Garden, Inc. Effective January 29, 2000, Eagle Hardware & Garden terminated the Eagle Hardware & Garden Retirement Savings Plan (the "Eagle Plan"). Upon termination of the Eagle Plan, all of its participants were immediately fully vested in the benefits provided pursuant to the Eagle Plan, and the trustee of the Eagle Plan was directed to distribute the assets of the Eagle Plan to the eligible participants.

Pursuant to the terms of the Plan, as amended, participants in the Eagle Plan who continued in the employ of Lowe's Companies, Inc. were provided the opportunity to transfer the distributions (including loans) from the Eagle Plan to the Plan. Distributions of $20,821,172 were transferred from the Eagle Plan to the Plan during the first five months of 2000. In addition, the Plan was amended to provide service credit for eligibility and vesting for Eagle Plan participants who subsequently became employees of Lowe's Companies, Inc., as of the date of acquisition.

12.         SUBSEQUENT EVENTS

The Plan Sponsor announced on May 28, 2002 that the ESOP would be merged into the Plan and certain amendments were adopted to enhance the Plan. The changes are effective for fiscal 2002, and will be used to determine the Plan Sponsor's retirement contribution during that year. The new provisions will allow employees to contribute based on base pay, overtime, commissions and bonuses as opposed to only base pay under the Plan's current provisions. The provisions also increase the maximum participant contribution from 10% to 50%. The formula for the baseline match has also been changed to 100% on the first 1% of participant contributions and 25% of the next 5% of contributions. Changes regarding employee contributions and the matching formula will be effective as of June 22, 2002. Participants in the ESOP will become fully vested in their accounts, and all ESOP investments will be transferred to the Plan by September 30, 2002. The Plan will also include a performance match feature similar in concept to that of the ESOP based on the Plan Sponsor's performance. The performance match for the Plan covering fiscal 2002 will be calculated after the end of the fiscal year when earnings are officially released.

Subsequent to February 1, 2002, as of July 16, 2002, the value of Lowe's Companies, Inc. common stock, which is an investment option within the Plan, has decreased in value by approximately 18%.






LOWE'S 401(K) PLAN
(FORMERLY LOWE'S COMPANIES EMPLOYEE SAVINGS AND INVESTMENT PLAN)

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FEBRUARY 1, 2002
Identity of Issue,      Description of Investment,  Cost        Current Value
 Borrower,Lessor,       Including Maturity Date,
   or Similar         Rate or Interest, Collateral,
   Party                 Par or Maturity Value

* Lowe's Companies, Inc.      Common Stock           **         $  298,560,157

* State Street Bank       Short Term Investment-
  and Trust Company       Money Market Type Fund     **              3,760,538

MetLife EE #25066           Annuity Contract         **             85,056,779

American Century
  World Mutual                  Mutual Fund          **              2,031,179

American Century
 Cap Portfolio                  Mutual Fund          **              4,064,283

Fidelity Equity Income Fund     Mutual Fund          **             13,844,230

Magellan Fund                   Mutual Fund          **             30,644,252

Franklin Balance
     Sheet                      Mutual Fund          **              4,195,114

MFS Capital                     Mutual Fund          **              3,531,904

Safeco Growth                   Mutual Fund          **              3,376,929

Vanguard Conservative           Mutual Fund          **              1,982,411

Life Strategy
  Moderate                      Mutual Fund          **              2,868,758

Life Strategy
    Growth                      Mutual Fund          **              3,715,632

TOTAL INVESTMENTS                                               $  457,632,166


* Permitted party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included.

LOWES 401(K) PLAN
(FORMERLY LOWE'S COMPANIES EMPLOYEE SAVINGS AND INVESTMENT PLAN)

FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS (UNAUDITED)
FEBRUARY 1, 2002



Series Transactions


                                                                               Value of Asset
Description of Investment      Purchase Price  Selling Price  Cost of Asset  on Transaction Date      Gain
State Street Bank & Trust
      116 Purchases             $  59,495,817                 $  59,495,817     $  59,495,817

State Street Bank & Trust
        128 Sales                              $  57,706,309  $  57,706,309     $  57,706,309

Metropolitan Life Insurance Company, #25066
      118 Purchases             $  95,349,904                 $  95,349,904     $  95,349,904

Metropolitan Life Insurance Company, #25066
        141 Sales                              $  32,312,823  $  32,312,823     $  32,312,823

Lowe's Companies, Inc., common stock
      47 Purchases              $  51,909,675                 $  51,909,675     $  51,909,675

Lowe's Companies, Inc., common stock
       117 Sales                               $  26,526,863  $  21,466,598     $  26,526,836     $  5,060,265

Metropolitan Life Insurance Company, #13028
         41 Sales                              $  72,558,602  $  72,558,602     $  72,558,602

                                 Signatures


In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                    Lowe's Companies, Inc.


 July 30, 2002                                /s/    Kenneth W. Black, Jr.
      Date                                           Kenneth W. Black, Jr.
                                               Senior Vice President and Chief
                                                       Accounting Officer

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Nos. 33-54497, 33-54499, 333-34631, and 333-36096 of Lowe's Companies, Inc. and subsidiaries on Form S-8 of our report dated July 16, 2002, appearing in this Annual Report on Form 11-K of Lowe's 401(k) Plan for the year ended February 1, 2002.

/s/  DELOITTE & TOUCHE LLP

Hickory, North Carolina
July 29, 2002